Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Vaccitech Australia Pty Limited	Australia

Vaccitech Oncology Limited	England and Wales

Vaccitech (UK) Limited (formerly Vaccitech Limited)	England and Wales

Vaccitech USA Inc.	Delaware

Vaccitech Italia S.R.L.	Italy